

Mail Stop 3561

February 10, 2009

Via U.S. Mail and Facsimile

Steve Adelstein
Chairman, President, Secretary and Treasurer
Thewebdigest Corp.
5100 West Copans Road, Suite 710
Margate, Florida 33063

> **Re: Thewebdigest Corp.**
> **Amendment No. 6 to Form S-1**
> **Filed January 26, 2009**
> **File No. 333-151485**

Dear Mr. Adelstein:

We have reviewed your responses to the comments in our letter dated January 14, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Cover Page

1. We note your response to prior comment 2. Please revise to disclose, as stated in the first paragraph on page 13, that you do not intend to make contact with market makers until after you have completed the offering and that there can be no assurance that you will find a market maker or that such market maker's application will be accepted by FINRA.

About Us, page 2

2. Please revise the second sentence of the first paragraph under this heading to clearly describe the product you intend to market and sell to various advertising distribution channels, including a description of how you expect to use sponsorships and/or link exchanges to generate revenues.

3. We note your response to prior comment 4. Please revise to provide additional detail and clarity regarding the substantive content you plan to post on the web portals, including a description of your intended audience. It is insufficient to state only that the web site will focus on "the subject matter named within the domain name." Also, please describe the purpose of the web portals.

4. Please clarify whether the web portals will also contain non-copyrighted content and state whether you have quality control mechanisms to monitor the accuracy and/or relevance of the information you post on the web portal.

5. We note your disclosure in the second paragraph under this heading that the proposed web sites will include a sponsored link from your web portal to the web site of the sponsor upon execution of a sponsorship agreement. Please clarify whether you intend each web portal to have a single sponsor or multiple sponsors.

6. Your response to prior comment 5 is unclear. Please explain how the validity of potential copyright infringement lawsuits is affected by whether or not you are selling or endorsing products on your web site.

7. Please describe your internal control procedures regarding permissions and copyright content in greater detail, including a description of how you will ensure that the informational content which the independent contractor(s) provide to you will be copyright approved. In addition, describe the potential consequences, financial and otherwise, that you may encounter if copyrighted information is posted on your web portals without permission. Please revise the corresponding risk factor for consistency.

Market for the Common Shares, page 5

8. Please revise the second sentence of the second paragraph of this section to clarify that an "active market" may not develop even if you are listed on the OTCBB or an exchange.

Management's Discussion and Analysis or Plan of Operation, page 20

9. While we note your response to prior comment 6, please revise to provide greater detail regarding your plans to use pay-per click, conventional marketing and printed collateral materials to market your web portals, including a description of the types of materials you intend to employ. Describe the steps you have taken to date to implement your marketing plans and your expected timeline. Also, please discuss pay-per click marketing in greater detail and describe how you intend to use this device to market your web portals to sponsors and consumers.

Exhibit 5.1

10. While we note your response to prior comment 7, we are unable to locate a revised Exhibit 5.1. In the next amendment, please provide a revised opinion of counsel which does not include the following statement: "In passing on certain corporate records and documents of the Company, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company, and we express no opinion thereon."

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Fax: (954) 974-5720